Filed Pursuant To Rule 424(b)(2)
Registration No. 333-100674

Prospectus Supplement to Prospectus dated October 22, 2002

$400,000,000

The Progressive Corporation

6.25% Senior Notes due 2032

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Progressive will pay interest on the Notes on June 1 and December 1 of each year. The first such payment will be made on June 1, 2003. The Notes will mature on December 1, 2032. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

Progressive may redeem the Notes in whole at any time or in part from time to time at the redemption prices set forth in this prospectus.

The Notes are unsecured and unsubordinated debt securities. Progressive does not intend to list the Notes on any national securities exchange.

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Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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	Per Note	Total
Initial public offering price	99.247%	$396,988,000
Underwriting discount	.875%	$ 3,500,000
Proceeds, before expenses, to Progressive	98.372%	$393,488,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from November 21, 2002 and must be paid by the purchaser if the Notes are delivered after November 21, 2002.

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The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on November 21, 2002.

Credit Suisse First Boston   **Goldman, Sachs & Co.**
Morgan Stanley   **Salomon Smith Barney**

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Prospectus Supplement dated November 18, 2002.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You can read and copy our reports, proxy statements and other information at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference facilities. You may also inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We also file documents electronically with the SEC. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this Web site is http://www.sec.gov.

The SEC allows us to incorporate by reference information in other documents filed with the SEC. This permits us to disclose information to you by referencing these filed documents. Information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede prior filings. We incorporate the following filed documents by reference:

• Our Annual Report on Form 10-K for the year ended December 31, 2001 (filed March 28, 2002).

• Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 (filed May 14, 2001), June 30, 2002 (filed August 13, 2002), and September 30, 2002 (filed November 1, 2002).

• Our Current Reports on Form 8-K (filed March 19, 2002; July 1, 2002; August 13, 2002; November 1, 2002; and November 15, 2002).

• Our future filings under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 that are made with the SEC prior to the termination of this offering, as of the date of the filing of each such document.

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus supplement is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be directed to:


Jeffrey W. Basch
Chief Accounting Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
(440) 446-2851


To ensure timely delivery of these materials, you should make any request no later than five business days prior to the date on which you intend to invest in the Notes offered under this prospectus supplement. We will mail the materials to you by first class mail, or another equally prompt means, within one business day after we receive your request.

This prospectus supplement supplements the attached prospectus dated October 22, 2002, which is part of a registration statement on Form S-3 (file no. 333-100674) that we filed with the SEC. As permitted by SEC rules, neither this prospectus supplement nor the prospectus that it updates contains all the information contained in that registration statement and its accompanying exhibits and schedules which we also filed with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about our company. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room or through its EDGAR database at its Web site.

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As used in this prospectus supplement, the terms "Progressive," "Company," "we," "us" and "our" refer to The Progressive Corporation and its subsidiaries and affiliates.

THE PROGRESSIVE CORPORATION

The Progressive insurance organization began business in 1937. The Progressive Corporation, an insurance holding company formed in 1965, has 68 subsidiaries, 1 mutual insurance company affiliate and 1 reciprocal insurance company affiliate. Progressive Casualty Insurance Company is the principal operating subsidiary. Our insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance products and related services throughout the United States. Of the approximately 210 United States insurance company groups writing private passenger auto insurance, we ranked 4th in size for 2001 based on direct premiums written. Our ranking in the industry was derived from data reported by A.M. Best Company, Inc.

Our personal lines business units write insurance for private passenger automobiles and recreation vehicles. The personal lines business accounted for 89% of our total net premiums written in 2001 and 88% of our total net premiums written during the first 9 months of 2002. The personal lines business is either generated by an agent or written directly by the Company. The agent channel includes business written by our network of 30,000 independent insurance agencies and through strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). The direct business includes business written through 1-800-PROGRESSIVE, the Internet at www.progressive.com, and on behalf of affinity groups. We compete in the preferred, standard and nonstandard automobile insurance markets.

Our commercial auto business unit writes insurance for automobiles and trucks owned by small businesses for primary liability, physical damage and other auto-related insurance coverages. The commercial auto business accounted for 9% of our total net premiums written in 2001 and 11% of our total net premiums written during the first 9 months of 2002.

In addition to our personal lines and commercial auto businesses, our other businesses, which accounted for 2% of our total net premiums written in 2001 and 1% of the total net premiums written during the first 9 months of 2002, primarily include:

• providing collateral protection coverage and loan tracking for automobile lenders and financial institutions,

• providing directors' and officers' liability and fidelity coverage for community banks, savings and loans and credit unions, and

• providing insurance-related services (primarily processing business for state supervised plans serving the involuntary market).

We maintain geographic diversity in our insurance underwriting business, writing personal auto policies in 48 states and the District of Columbia. We also maintain diversity in our customer base, since no customer comprises more than 1% of our net premiums written. While we operate on a national scale, we focus our claims expertise on a state level.

Additional information about Progressive can be found in our documents filed with the SEC, which are incorporated herein by reference. See "Where You Can Find More Information; Incorporation by Reference" on page S-2 of this prospectus supplement.

Our principal executive office is located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, and our telephone number is (440) 461-5000.

USE OF PROCEEDS

The net proceeds from the offering to be received by Progressive will be used for general corporate purposes and a portion may be used to retire the Company's outstanding 6.60% Notes due 2004 with a principal amount of $200,000,000. Until the proceeds are used for these purposes, Progressive will add the net proceeds to its investment portfolios or those of its subsidiaries, and the net proceeds may be used, in whole or in part, to support premium growth. The net proceeds will be invested in securities that are similar in nature to and of approximately the same quality and maturities as those currently held in the portfolios. Discussions of the nature of such securities holdings, and their related risks, are set forth in the "Investments" section of Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report to Shareholders, which is incorporated into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (filed March 28, 2002), and in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (filed November 1, 2002).

CAPITALIZATION

The table below shows the capitalization of Progressive on a consolidated basis as of September 30, 2002. The table also shows adjustments to Progressive's capitalization to reflect this offering. You should refer to the financial statements of Progressive in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (filed November 1, 2002), which is incorporated by reference into this prospectus supplement. See "Where You Can Find More Information; Incorporation by Reference" on page S-2 of this prospectus supplement.

	As of September 30, 2002	
	Actual	As Adjusted
	(in millions)	
Debt:		
6.25% Senior Notes due 2032	$ —	$ 393.5
6.375% Senior Notes due 2012	347.2	347.2
6 5/8% Senior Notes due 2029	294.0	294.0
7.30% Notes due 2006	99.8	99.8
6.60% Notes due 2004	199.7	199.7
7% Notes due 2013	148.7	148.7
Other debt	6.8	6.8
Total debt	1,096.2	1,489.7
Shareholders' equity:		
Common Shares, $1.00 par value, 230.1 issued including 12.4 treasury shares	217.7	217.7
Paid-in capital	578.0	578.0
Accumulated other comprehensive income:		
Net unrealized appreciation on investment securities	89.0	89.0
Forecasted hedges (1)	8.6	14.2
Foreign currency translation adjustment	(4.8)	(4.8)
Retained earnings	2,649.1	2,649.1
Total shareholders' equity	3,537.6	3,543.2
Total debt and shareholders' equity	$4,633.8	$5,032.9

(1) On October 1, 2002, the Company entered into forecasted debt issuance hedges to hedge against possible rises in interest rates in conjunction with this offering. The "As Adjusted" balance includes the after-tax, in-the-money value of these hedges as of November 14, 2002.

RATIO OF EARNINGS TO FIXED CHARGES

The following table represents Progressive's ratio of earnings to fixed charges for the periods shown:

Nine Months Ended September 30,		Years Ended December 31,				
2002		2001	2000	1999	1998	1997
14.0x		10.7x	1.3x	5.7x	10.2x	9.2x

Earnings consist of income before income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest and amortization on indebtedness, capitalized interest and the portion of rents representative of the interest factor.

DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered by this prospectus supplement supplements the description of the general terms and provisions of the Notes set forth in the accompanying prospectus (the Notes are referred to in that prospectus as the "debt securities"). You should carefully read the entire prospectus and prospectus supplement to understand fully the terms of the Notes. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth in the accompanying prospectus.

General

The Notes are senior debt securities issued by Progressive under the indenture dated September 15, 1993, between Progressive and State Street Bank and Trust Company, as supplemented, which is more fully described in the prospectus. The Notes are unsecured and will rank equally with all of Progressive's other senior and unsubordinated debt. As of September 30, 2002, Progressive had $1,096.2 million of senior unsubordinated debt outstanding. See "Capitalization" on page S-4 of this prospectus supplement. The indenture does not limit the amount of Notes or other debt securities that Progressive may issue or the amount of debt that Progressive may incur in the future.

The maximum principal amount of the Notes that Progressive will issue initially is $400 million. The Notes will mature on December 1, 2032. Progressive has the option to redeem the Notes prior to their stated maturity on the terms described below; holders of the Notes do not have any similar option to require Progressive to redeem the Notes before their stated maturity. The Notes will not be entitled to the benefit of any sinking fund.

Progressive will periodically pay interest on the Notes at an annual rate of 6.25% from the date of issuance. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually on each June 1 and December 1, beginning June 1, 2003, to the persons in whose names the Notes are registered at the close of business on the preceding May 15 or November 15, respectively, except that any interest payable upon maturity or earlier redemption of the Notes will be payable to the person to whom the principal of the Note is payable.

Reopening of Series of Notes

The Notes are initially being offered in the aggregate principal amount of $400,000,000. We may, without the consent of the holders, increase such principal amount in the future by issuing additional notes on the same terms and conditions and with the same CUSIP number(s) as the Notes being offered under this prospectus supplement.

Optional Redemption

Progressive, at its option, may redeem all or part of the Notes at any time. The redemption price will equal the greater of (1) 100% of the principal amount of the Notes to be redeemed or (2) a "make whole" amount, which will be calculated as described below. At the time of any redemption, Progressive will also pay all interest that has accrued to the redemption date on the principal amount of the Notes being redeemed.

Calculation of Make Whole Amount

The "make whole" amount will equal the sum of the present values of the Remaining Scheduled Payments (as defined below) of the Notes to be redeemed, discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the Treasury Rate (as defined below) plus 20 basis points.

"Remaining Scheduled Payments" means, with respect to any redemption, the remaining scheduled payments of the principal and interest that would be due after the redemption date of a Note if such Note were not redeemed and were held until maturity. However, if the redemption date is not a scheduled interest payment date, the amount of the next succeeding scheduled interest payment on such Note will be reduced by the amount of interest accrued on such Note to such redemption date.

"Treasury Rate" means, with respect to any redemption, an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date. The semiannual equivalent yield to maturity will be computed as of the third business day immediately preceding the redemption date.

"Comparable Treasury Issue" means, with respect to any redemption, the United States Treasury security selected by Credit Suisse First Boston or an affiliate as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"Comparable Treasury Price" means, with respect to any redemption, the average of three Reference Treasury Dealer Quotations (as defined below) obtained by the trustee for the redemption date.

"Reference Treasury Dealer" means, with respect to any redemption, Credit Suisse First Boston (so long as it continues to be a primary U.S. Government securities dealer) and any two other primary U.S. Government securities dealers chosen by Progressive. If Credit Suisse First Boston ceases to be a primary U.S. Government securities dealer, Progressive will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

"Reference Treasury Dealer Quotation" means, with respect to any redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

Redemption Procedures

Progressive will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the Notes are redeemed, the trustee will select the Notes to be redeemed by a method determined by the trustee to be fair and appropriate.

On or before the redemption date, Progressive will deposit with the trustee money sufficient to pay the redemption price and accrued interest on the Notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any Notes that have been called for redemption (unless Progressive defaults in the payment of the redemption price and accrued interest).

If any redemption date is not a business day, then the redemption price and all accrued and unpaid interest to the date of redemption will be payable on the next business day (and without any interest or other payment in respect of any such delay).

Supplemental Indenture

In connection with the offering of the Notes pursuant to this prospectus supplement, the indenture will be amended by a supplemental indenture to add certain restrictions for the benefit of the holders of the Notes and to add the Company's right to reopen the series of Notes offered by this prospectus supplement. These additional restrictions (discussed below) and the right to reopen (discussed above) will apply to Progressive only with respect to the Notes offered by this prospectus supplement.

Definitions Applicable to the Additional Restrictions

For purposes of these additional restrictions, these terms have the following meanings:

"Consolidated Tangible Net Worth" shall mean, at any date, the total assets appearing on the consolidated balance sheet of Progressive and its consolidated subsidiaries as of the end of the then most recent fiscal quarter of Progressive, prepared in accordance with generally accepted accounting principles, less (a) the total liabilities appearing on such balance sheet and (b) intangible assets. "Intangible assets" means the value, as shown on or reflected in such balance sheet, of (i) all trade names, trademarks, licenses, patents, copyrights and goodwill, (ii) organizational costs and (iii) unamortized debt discount and expense, less unamortized premium.

"Designated Subsidiary" shall mean (i) Progressive Casualty Insurance Company, so long as it remains a subsidiary of Progressive, (ii) any other consolidated subsidiary of Progressive, the assets of which constitute 10% or more of the Total Assets, and (iii) any subsidiary which is a successor to all or substantially all of the business or properties of such subsidiaries.

"Total Assets" shall mean, at any date, the total assets appearing on the consolidated balance sheet of Progressive and its consolidated subsidiaries as of the end of the then most recent fiscal quarter of Progressive, prepared in accordance with generally accepted accounting principles.

Additional Restrictions

The indenture, as supplemented, will impose the following additional restrictive covenants on Progressive for the benefit of the holders of the Notes offered by this prospectus supplement. You should refer to the prospectus for a description of certain other covenants and provisions contained in the indenture.

Limitation on Liens. The indenture will provide that Progressive will not, nor will it permit any Designated Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if (i) that indebtedness is secured by a pledge, mortgage, deed of trust or other lien on any shares of stock or indebtedness of any Designated Subsidiary (a "lien") and (ii) the aggregate amount of the indebtedness so secured exceeds an amount equal to 15% of Progressive's Consolidated Tangible Net Worth, unless the Notes are also secured equally and ratably with the other indebtedness. For purposes of this restriction, a "lien" will not include the pledge to, or deposit with, any state or provincial insurance regulatory authorities of any investment securities by Progressive or any of its subsidiaries.

This restriction will not apply to indebtedness secured by:

• liens on any shares of stock or indebtedness of or acquired from a corporation merged or consolidated with or into, or otherwise acquired by, Progressive or a Designated Subsidiary;

• liens to secure indebtedness of a Designated Subsidiary to Progressive or another Designated Subsidiary, but only as long as the indebtedness is owned or held by Progressive or a Designated Subsidiary; and

• any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in (a) and (b) above.

Consolidation, Merger, Sale, Conveyance and Lease. The indenture will permit Progressive to consolidate or merge with or into any other entity or entities, or to sell, convey or lease all or substantially all of its property to any other entity, only if:

• the entity formed by such consolidation, or into which Progressive is merged or which acquires or leases all or substantially all of the property of Progressive, is a corporation or other entity organized under the laws of the United States, any state thereof or the District of Columbia, and the entity expressly assumes Progressive's obligations under the Notes and the indenture; and

• immediately after the transaction, no "event of default" (as defined in the indenture) exists.

This restriction shall not apply if Progressive is the entity that survives any of these transactions.

Book-Entry Delivery and Form

The Notes will be issued in the form of one or more fully registered global debt securities (each, a "Global Security," and collectively, the "Global Securities"). Each Global Security will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of DTC's nominee, Cede & Co. ("Cede").

DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

Persons who are not Participants may beneficially own Notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of Notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Securities can only be effected through DTC, a Participant or an Indirect Participant. Each of the underwriters is a Participant or an Indirect Participant.

Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Securities will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Securities will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Securities to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Securities, Cede for all purposes will be considered the sole holder of the Notes under the Indenture. Except as provided

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below, owners of beneficial interests in the Global Securities will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive certified form and will not be considered the holders thereof under the Indenture. Accordingly, any person owning a beneficial interest in the Global Securities must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of Notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the Notes to pledge such Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC , as the registered owner of the Global Securities. Neither we nor the trustee, nor any agents of ours or the trustee, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Securities, we understand that it is the practice of DTC to credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Securities as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Securities held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

If we redeem less than all of the Notes, we have been advised that it is DTC's practice to determine by lot the amount of the interest of each Participant in the Notes to be redeemed.

We understand that under existing industry practices, if we request holders of the Notes to take action, or if an owner of a beneficial interest in a Note desires to take any action which a holder is entitled to take under the Indenture, then (1) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (2) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee, nor any agents of ours or the trustee, will have any responsibility or liability for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If an event of default under the indenture, as supplemented, has occurred and is continuing and all principal and accrued interest in respect of the Notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Securities and a successor depositary is not appointed by us within 90 days, we will issue individual certificated Notes in definitive form in exchange for the Global Securities. In addition, we may at any time determine not to have the Notes represented by the Global Securities, and, in such event, will issue individual certificated Notes in definitive form in exchange for the Global Securities. In any such instance, an owner of a beneficial interest in the Global Securities will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to such beneficial interest in the Global Securities and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the Notes will be made by Progressive in immediately available funds. The Notes will trade in DTC's same-day funds settlement system until maturity, and secondary market trading activity in the Notes therefore will be required by DTC to settle in immediately available funds.

UNDERWRITING

The Company and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table.

Underwriters	Principal Amount of Notes
Credit Suisse First Boston Corporation	$170,000,000
Goldman, Sachs & Co.	170,000,000
Morgan Stanley & Co. Incorporated	30,000,000
Salomon Smith Barney Inc.	30,000,000
Total	$400,000,000

The Underwriters are committed to take and pay for all of the Notes being offered, if any are taken.

Notes sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any Notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to .50% of the principal amount of Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to .25% of the principal amount of Notes. If all Notes are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms.

The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

In connection with this offering, the Underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses for this offering, excluding underwriting discounts and commissions, will be approximately $175,000.

The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The Underwriters will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications

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between the Underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from the Underwriters based on transactions the underwriters conduct through the system. The Underwriters will make the Notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, the Underwriters and certain of their affiliates have engaged and may in the future engage in investment banking and commercial banking transactions with Progressive.

The Progressive Corporation

Debt Securities

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      We may offer, from time to time in one or more transactions, our notes, debentures or other evidences of unsecured indebtedness (the "debt securities") with an aggregate initial public offering price of up to $650,000,000. The debt securities will rank equally with all other current and future unsecured and unsubordinated indebtedness of the Company and will rank senior to subordinated indebtedness, if any.

      We will issue debt securities in one or more series. We will specify the terms applicable to each series in a supplement to this prospectus (a "prospectus supplement"). Among other items, a prospectus supplement may specify the following terms, if applicable:

- title of the series

- aggregate principal amount

- purchase price

- maturity date

- interest rate and interest payment dates

- any optional or mandatory redemption terms

- any sinking fund provisions

- listing on a securities exchange

- name of each dealer, underwriter or agent involved in the offering

- any compensation payable to any such dealer, underwriter or agent

     This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement.

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The date of this prospectus is October 22, 2002

No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation may not be legally made. The delivery of this prospectus at any time does not imply that the information herein is correct as of any time after the date hereof.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission ("SEC"). This prospectus omits some of the information contained in the registration statement and related exhibits. Similarly, our discussions in this prospectus of certain documents are summaries only and are not necessarily complete. For a more complete understanding of the debt securities and the documents discussed, you should refer to the registration statement and related exhibits. You can read and copy the registration statement and exhibits at the SEC's public reference facilities or at the SEC's Web site described in the next section. You can also obtain a copy of the registration statement from us by making a request as provided in the next section.

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain the specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the registration statement and the additional information described in the next section.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy our reports, proxy statements and other information at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room.

We also file documents electronically with the SEC. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this Web site is http://www.sec.gov. You may also inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference information in other documents filed with the SEC. This permits us to disclose information to you by referencing these filed documents. Information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede prior filings. We incorporate the following filed documents by reference:

- Our Annual Report on Form 10-K for the year ended December 31, 2001 (filed March 28, 2002).
- Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 (filed on May 14, 2002), and June 30, 2002 (filed August 13, 2002).
- Our Current Reports on Form 8-K (filed on March 19, 2002; July 1, 2002; and August 13, 2002).
- Our future filings under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 which are made with the SEC prior to the termination of this offering, as of the date of the filing of each such document.

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We will furnish without charge to each person (including any beneficial owner) to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be directed to:

Jeffrey W. Basch
Chief Accounting Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143
(440) 446-2851

THE PROGRESSIVE CORPORATION

The Progressive insurance organization began business in 1937. The Progressive Corporation, an insurance holding company formed in 1965, has 68 subsidiaries, 1 mutual insurance company affiliate and 1 reciprocal insurance company affiliate. Progressive Casualty Insurance Company is the principal operating subsidiary. Our insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance products and related services throughout the United States. Of the approximately 210 United States insurance company groups writing private passenger auto insurance, we ranked 4th in size for 2001 based on direct premiums written. Our ranking in the industry was derived from data reported by A.M. Best Company, Inc.

Our personal lines business units write insurance for private passenger automobiles and recreation vehicles. The personal lines business accounted for 89% of our total net premiums written in 2001 and 88% of our total net premiums written during the first 9 months of 2002. The personal lines business is generated either by an agent or written directly by the Company. The agent channel includes business written by our network of 30,000 independent insurance agencies and through strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). The direct business includes business written through 1-800-PROGRESSIVE, the Internet at www.progressive.com, and on behalf of affinity groups. We compete in the preferred, standard and nonstandard automobile insurance markets.

Our commercial auto business unit writes insurance for automobiles and trucks owned by small businesses for primary liability, physical damage and other auto-related insurance coverages. The commercial auto business accounted for 9% of our total net premiums written in 2001 and 11% or our total net premiums written during the first 9 months of 2002.

In addition to our personal lines and commercial auto businesses, our other businesses, which accounted for 2% of our total net premiums written in 2001 and 1% of the total net premiums written during the first 9 months of 2002, primarily include:

- providing collateral protection coverage and loan tracking for automobile lenders and financial institutions,

- providing directors' and officers' liability and fidelity coverage for community banks, savings and loans and credit unions, and

- providing insurance-related services (primarily processing business for state supervised plans serving the involuntary market).

We maintain geographic diversity in our insurance underwriting business, writing personal auto policies in 48 states and the District of Columbia. We also maintain diversity in our customer base, where no customer comprises more than 1% of our net premiums written. While we operate on a national scale, we focus our claims expertise on a state level.

Additional information about Progressive and its subsidiaries and affiliates can be found in our documents filed with the SEC, which are incorporated herein by reference. See "Where You Can Find More Information; Incorporation by Reference" on page 2 of this prospectus.

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Our principal executive office is located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, and our telephone number is (440) 461-5000.

USE OF PROCEEDS

Except as may be otherwise provided in an applicable prospectus supplement, we will use the net proceeds of the sale of debt securities for general corporate purposes. Unless and until otherwise applied, the net proceeds will be added to the investment portfolios of the Company or its subsidiaries and may be used, in whole or in part, to support premium growth. Such proceeds will be invested in securities that are similar in nature to, and of approximately the same quality and maturities as, those currently held in our investment portfolios. Discussions of the nature of our securities holdings, and the risks relating thereto, are set forth in the "Investments" section of Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's 2001 Annual Report to Shareholders, which is incorporated into the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and in the "Results of Operations" section in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

RATIO OF EARNINGS TO FIXED CHARGES

The following table represents Progressive's ratio of earnings to fixed charges for the periods shown:

Six Months Ended June 30,	Years Ended December 31,				
2002	2001	2000	1999	1998	1997
13.7x	10.7x	1.3x	5.7x	10.2x	9.2x

Earnings consist of income before income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest and amortization on indebtedness, capitalized interest and the portion of rents representative of the interest factor.

DESCRIPTION OF DEBT SECURITIES

The Company may offer under this prospectus and one or more prospectus supplements debt securities not exceeding $650,000,000 in aggregate initial public offering price. The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities which may be offered under a prospectus supplement. The particular terms and provisions of the debt securities offered by any prospectus supplement and the extent, if any, to which such general terms and provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities.

The debt securities will represent unsecured general obligations of the Company. The debt securities will rank equally with all other existing and future unsecured and unsubordinated indebtedness of the Company and will rank senior to subordinated indebtedness, if any. We will issue the debt securities under an Indenture dated as of September 15, 1993, between the Company and State Street Bank and Trust Company, as trustee. Debt securities may be issued in one or more series under the indenture. The indenture does not limit the amount of debt securities or any other debt which the Company may incur. In addition, the provisions of the indenture do not afford holders of the debt securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect holders of the debt securities. The following summaries of certain provisions of the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture, which is an exhibit to the registration statement of which this prospectus is a part. Certain capitalized terms used herein are defined in the indenture. References are to sections or articles of the indenture.

General

The indenture does not limit the amount of debt securities that may be issued thereunder and provides that debt securities may be issued in series up to the aggregate principal amount which we may authorize from time to time. The debt securities may be denominated and payable in U.S. dollars, foreign currencies or units based on or

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relating to U.S. or foreign currencies. Debt securities may be offered to the public on terms determined by market conditions at the time of sale. (Section 2.3 of the indenture)

The prospectus supplement for each series of debt securities issued under this prospectus will include information relating to the following terms:

- the title, aggregate principal amount and authorized denominations of such debt securities;

- the purchase price of such debt securities (expressed as a percentage of the principal amount thereof);

- the date on which such debt securities will mature;

- the rate or rates (which may be fixed or variable) per annum at which such debt securities will bear interest, if any, or the method by which such rate or rates will be determined;

- the coin or currency or units based on or relating to currencies in which such debt securities may be purchased and in which payment of principal and interest will be made;

- the periods for which and the dates on which such interest, if any, will be payable;

- the place or places where the principal of and premium and interest, if any, on such debt securities will be payable;

- the terms of any mandatory or optional redemption (including any sinking fund);

- whether such debt securities will be issuable in registered form or bearer form (with or without coupons) or both, and, if debt securities in bearer form will be issued, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of debt securities in bearer form;

- whether, and under what circumstances, the Company will pay additional amounts on such debt securities held by a person who is not a U.S. person (as defined in an appropriate prospectus supplement) in respect of any tax, assessment or governmental charge withheld or deducted, and if so, whether the Company will have the option to redeem such debt securities rather than pay such additional amounts; and

- any other specific terms of such series.

If a prospectus supplement specifies that debt securities are denominated in a currency other than U.S. dollars or U.S. currency units, such prospectus supplement shall also specify the denomination in which such debt securities will be issued and the coin or currency or currency unit in which the principal of and premium and interest, if any, on such debt securities will be payable, which may be U.S. dollars based upon the exchange rate for such other currency or currency unit existing on or about the time a payment is due. (Section 2.3 of the indenture)

Debt securities may be presented for exchange and registered debt securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the indenture. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indenture. Debt securities in bearer form and the coupons, if any, pertaining thereto will be transferable by delivery. (Section 2.8 of the indenture)

The Company is organized as a holding company that owns subsidiary companies. Our subsidiaries conduct substantially all of our business operations. The holding company structure results in two principal risks. First, our subsidiaries may be restricted by contractual provisions or applicable law from providing the Company with the cash it needs to pay its debt obligations, including payments under the debt securities. Second, in any liquidation, recapitalization or insolvency proceeding involving any subsidiary, the Company's rights and the rights of the Company's creditors (including the holders of debt securities) to participate in the assets of any such subsidiary will generally be subject to the prior claims of the subsidiary's creditors.

In addition, insurance statutes in many states limit the extent to which regulated insurance companies may pay dividends and transfer assets to their affiliates (including a parent company) and either prohibit or require prior regulatory approval for the payment of dividends and other distributions in excess of such limits. Since an important source of the Company's internally generated cash flow is dividends paid to it by its subsidiaries, the

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Company's ability to meet its obligations (including the obligation to pay principal of and premium, if any, and interest on the debt securities) may be affected by any such limitations or prior approval requirements.

Global Securities

The Company may issue debt securities in the form of one or more global securities that will be deposited with a depositary, or with a nominee for a depositary, identified in an appropriate prospectus supplement and registered in the name of the depositary or its nominee. In such case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities to be represented by such global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be transferred, except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities to be represented by a global security will be described in a prospectus supplement relating thereto.

Events of Default, Waiver and Notice

As to any series of debt securities, an event of default is defined in the indenture as:

• default for 30 days in payment of any interest on the debt securities of such series;

• default in payment of the principal of or premium, if any, on the debt securities of such series when due either at maturity, upon redemption, by declaration or otherwise;

• default in the payment of a sinking fund installment, if any, on the debt securities of such series;

• default by the Company in the performance of any other covenant or warranty contained in the indenture for the benefit of such series which shall not have been remedied for a period of 60 days after notice given as specified in the indenture; or

• certain events of bankruptcy, insolvency and reorganization of the Company. (Section 5.1 of the indenture)

An event of default with respect to a particular series of debt securities issued under the indenture does not necessarily constitute an event of default with respect to any other series of debt securities issued thereunder. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default (except in payment of principal of, or premium, if any, or interest on such debt securities) if the trustee determines, in good faith, that it is in the interest of the holders of debt securities of such series to do so; provided, however, that in the case of a default of the character specified in the fourth bullet point above, no such notice to holders of debt securities of such series shall be given until at least 30 days after the occurrence thereof. (Section 5.11 of the indenture)

The indenture provides that if an event of default described in any of the first four bullet points above with respect to a particular series of debt securities occurs and continues, either the trustee or the holders of at least 25% in principal amount of the debt securities of such series then outstanding may declare the entire principal (or, in the case of original issue discount debt securities, the portion thereof specified in the terms thereof) of all outstanding debt securities of such series and the interest accrued thereon, if any, to be due and payable immediately. If an event of default described in the fifth bullet point above occurs and continues, either the trustee or the holders of at least 25% in principal amount of all debt securities then outstanding thereunder (voting as one class) may declare the entire principal (or, in the case of original issue discount debt securities, the portion thereof specified in the terms thereof) of all debt securities then outstanding thereunder and the interest accrued thereon, if any, to be due and payable immediately. Upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of or premium, if any, or interest on such debt securities) may be waived by the holders of a majority in principal amount of the debt securities of such series (or of all series thereunder, as the case may be) then outstanding. (Sections 5.1, 5.10 and 8.1 of the indenture)

The indenture provides that holders of a majority in principal amount of the outstanding debt securities of each series affected (with each series voting as a separate class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture with respect to debt securities of such series, subject to certain limitations specified in the indenture, provided that the holders of debt securities shall have offered to the trustee reasonable security or indemnity against expenses and liabilities. (Sections 5.9 and 6.2(d) of the indenture)

The indenture requires us to deliver annually to the trustee a written statement as to the absence of certain defaults under the indenture. (Section 3.5 of the indenture) Whenever the indenture provides for an action by, or the determination of any of the rights of, or any distribution to, holders of debt securities denominated in U.S. dollars and debt securities denominated in any other currency or currency unit, in the absence of any provision to the contrary in the form of debt security of any particular series, any amount in respect of any debt security denominated in a currency or currency unit other than U.S. dollars shall be treated for any such action or distribution as the amount of U.S. dollars that could be obtained for such amount on such reasonable basis of exchange and as of such date as the Company reasonably specifies to the trustee or, in the absence of such specification, as the trustee may determine. (Section 11.11 of the indenture) Under the terms of the indenture, the holders of a majority in aggregate principal amount of all series of the debt securities affected thereby at the time outstanding may waive compliance with certain covenants contained in the indenture. (Section 5.10 of the indenture)

Modification of the Indenture

The indenture provides that the Company and the trustee may from time to time execute supplemental indentures to provide for the issuance of debt securities of any series and for other permitted purposes. (Section 8.1 of the indenture)

If the Company receives the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities affected thereby, we may enter into a supplemental indenture with the trustee to modify the indenture or any supplemental indenture or the rights of the holders of such debt securities. However, without the consent of the holder of each debt security affected thereby, no such modification shall:

- extend the final maturity of any debt security,

- reduce the principal amount thereof,

- reduce the rate or extend the time of payment of interest thereon,

- change the currency or currency unit of payment thereof,

- change the method by which amounts of payments of principal or interest thereon are determined,

- reduce the portion of the principal amount of an original issue discount debt security due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in bankruptcy,

- reduce any amount payable upon redemption of any debt security, or impair or affect the right of a holder of any debt security to institute suit for the payment thereof or, if the debt securities provide therefor, any right of repayment at the option of the holder of a debt security, or

- reduce the aforesaid percentage of debt securities of any series, the consent of the holders of which is required for any such modification. (Section 8.2 of the indenture)

Consolidations, Mergers and Sales of Assets

The Company may not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, unless either the Company shall be the continuing corporation or the successor corporation shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the payment of the principal of and interest on the debt securities and the performance and observance of all the covenants and conditions of the indenture binding upon the Company, and, immediately after such merger or consolidation, or such sale or conveyance, the Company or such successor corporation shall not be in default in the performance of any such covenant or condition. (Article Nine of the indenture)

Defeasance

The indenture provides that, unless the terms of any series of debt securities provide otherwise, the Company will be discharged from obligations in respect of the outstanding debt securities of any series and the provisions of the indenture with respect thereto (excluding certain obligations, such as obligations to register the transfer or exchange of such outstanding debt securities, to replace stolen, lost or mutilated certificates or coupons and to hold moneys for payment in trust) upon the irrevocable deposit, in trust, of cash or U.S. government obligations (as defined in the indenture) which, through the payment of interest and principal thereof in accordance with their terms, will provide cash in an amount sufficient to pay the principal of and premium, if any, and interest on and mandatory sinking fund payments, if any, in respect of all outstanding debt securities of such series on the stated dates such payments are due in accordance with the terms of the indenture and such outstanding debt securities, provided that the Company has received an opinion of counsel to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders of such outstanding debt securities and that certain other conditions are met. (Section 10.1(B) of the indenture)

Satisfaction and Discharge

The indenture will cease to be of further effect and the trustee, on demand of and at the expense of the Company, will execute appropriate instruments acknowledging the satisfaction and discharge of the indenture upon compliance with certain enumerated conditions, including:

- the Company having paid all sums payable by the Company under the indenture, as and when the same shall be due and payable,

- the Company shall have delivered to the trustee for cancellation all debt securities theretofore authenticated under the indenture, or

- all debt securities not theretofore delivered to the trustee for cancellation shall have become due and payable or are by their terms to become due and payable within one year and the Company shall have deposited with the trustee sufficient cash or U.S. government obligations which, through the payment of principal and interest thereon in accordance with their terms, will provide sufficient cash to pay, at maturity or upon redemption, all debt securities of any series outstanding under the indenture. (Section 10.1(A) of the indenture)

Governing Law

The debt securities and the indenture will be governed by the laws of the State of New York. (Section 11.8 of the indenture)

Concerning the Trustee

The Company entered into the indenture with The First National Bank of Boston, as trustee ("FNBB"), pursuant to which the Company may issue one or more series of its debt securities. Effective October 2, 1995, State Street Bank and Trust Company acquired the corporate trust business of FNBB, and, as a result, State Street Bank and Trust Company became and is currently the trustee under the indenture. State Street Bank and Trust Company may from time to time make loans to the Company or its subsidiaries in the ordinary course of business. The Company and its subsidiaries may also participate in loan syndications or other investments offered by, or engage in other transactions with, State Street Bank and Trust Company or its subsidiaries or affiliates from time to time, in the normal course of business. In addition, an affiliate of State Street Bank and Trust Company manages the Company's domestic equity investment portfolio, which is correlated to a nationally recognized broad based index. State Street Bank and Trust Company also serves as trustee for the Company's outstanding 7% Notes due October 1, 2013; 6.60% Notes due January 15, 2004; 7.30% Notes due June 1, 2006; 6 5/8% Senior Notes due March 1, 2029; and 6.375% Senior Notes due January 15, 2012.

PLAN OF DISTRIBUTION

The Company may sell the debt securities being offered hereby (1) through agents, (2) through underwriters, (3) through dealers or (4) directly to one or more purchasers. The prospectus supplement for a particular offering of debt securities will set forth the terms of the offering of such debt securities, including the name or names of the specific agents, dealers or underwriters (including managing underwriters, if any), the purchase price and the proceeds to the Company from such sales, any underwriting discounts, agency fees or commissions and other items constituting compensation to the underwriters, agents or dealers, initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers, the securities exchange, if any, on which such debt securities may be listed, and the place and time of delivery of the debt securities offered.

Debt securities may be offered and sold through agents that we may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933 (the "Securities Act"), of any debt securities so offered and sold. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

If an underwriter or underwriters are utilized in the sale of any debt securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. Such underwriter or underwriters will acquire debt securities for their own account and may resell such debt securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. If any underwriter or underwriters are utilized in the sale of any debt securities, unless otherwise set forth in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters with respect to a sale of such debt securities will be obligated to purchase all such debt securities if any are purchased.

If a dealer is utilized in the sale of any debt securities in respect of which this prospectus is delivered, the Company will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the debt securities so offered and sold. Dealers may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. The name of any such dealer and the terms of the transaction will be set forth in a prospectus supplement relating thereto.

Offers to purchase debt securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in a prospectus supplement relating thereto.

The place and time of delivery of the debt securities in respect of which this prospectus is delivered will be set forth in an accompanying prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement relating to the debt securities, certain legal matters in connection with the debt securities will be passed upon for the Company by Baker & Hostetler LLP, Cleveland, Ohio. Unless otherwise indicated in a prospectus supplement relating to the debt securities, certain legal matters in connection with the debt securities offered hereby will be passed upon for any purchasers, dealers, underwriters or agents by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell may rely as to all matters of Ohio law on the opinion of Baker & Hostetler LLP, and Baker & Hostetler LLP may rely as to all matters of New York law on the opinion of Davis Polk & Wardwell. Davis Polk & Wardwell may represent the Company from time to time in connection with certain legal matters.

EXPERTS

The consolidated financial statements and financial statement schedules of The Progressive Corporation and subsidiaries as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, all incorporated by reference in the registration statement of which this prospectus forms a part, have been incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

$400,000,000

The Progressive Corporation

6.25% Senior Notes
due 2032



Credit Suisse First Boston
Goldman, Sachs & Co.
Morgan Stanley
Salomon Smith Barney